November 13, 2006

VIA FACSIMILE AND
OVERNIGHT MAIL

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attention: Jennifer R. Hardy
Legal Branch Chief

Re:   ValueRich, Inc.
Registration Statement on Form SB-2
Filed June 30, 2006 and amended on September 14, 2006
and October 20, 2006
File No. 333-135511

Dear Ms. Hardy:

Thank you for your November 8, 2006 letter regarding ValueRich, Inc. (the “Company”). Enclosed is Amendment No. 3 to Form SB-2, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of the Registrant’s Form SB-2, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.   Please disclose in the prospectus the information that you gave us in response to prior comment.

Response:  Complied with. We have disclosed the information on the front cover and added a risk factor.

United States Securities and
Exchange Commission
November 13, 2006

2.   Please note that the Division of Market Regulation is still reviewing your response to prior comment 3 and may have further comments.

Response:  Thank you.

Registration Statement’s Facing Page

3.   Disclosure of $3.85 in the fee table’s proposed maximum offering price per security column for the 2.3 million shares being registered for the initial public offering or IPO is inconsistent with disclosures of $3.50 for the 2.3 million shares being registered for the IPO in the table’s price to public column on the prospectus’ outside front cover page, the dilution and underwriting sections, and exhibit 1.01. Further, disclosure of $3.85 in the fee table’s proposed maximum offering price per security column for the 200,000 shares underlying the underwriter’s warrant being registered is inconsistent with disclosures on the prospectus’ outside front cover page and in the underwriting section and exhibit 1.01 that the underwriter’s warrant is exercisable at 200% of the IPO price. Please reconcile the disclosures in the fee table to the disclosures elsewhere in the registration statement.

Response:  Complied with. We have reconciled the disclosures in the fee table and throughout the registration statement.

Summary
The Offering - Risk Factors, page 4

4.   Please correct the losses you incurred during the past two fiscal years as reflected in your bulleted list of risk factors.

Response:  Complied with. We have reconciled the losses reflected in the bulleted risk factor.

Risk Factors, page 6

5.   Provide a risk factor disclosing the default of your convertible and shareholder notes.

Response:  Complied with. We have provided a risk factor disclosing the default of the convertible and shareholder notes.

United States Securities and
Exchange Commission
November 13, 2006

6.   The revised disclosure in the thirtieth risk factor in response to prior comment 17 does not address adequately the risks resulting from the change in ValueRich’s business expo model. As noted previously, disclosure in MD&A on page 15 states that the 57% decrease in revenue for the six months ended June 30, 2006 is due principally to a change in ValueRich’s business expo model. Also, as noted previously, disclosure in the financial statements’ note 2 on page F-17 states that management’s initiative to reduce the size of expos after the spring 2005 event also had an impact on ValueRich’s magazine publication model because exhibiting companies and industry professionals that attend the expos are the largest source of magazine advertisement revenues. Thus, we reissue the comment for ValueRich to include in a discrete risk factor a discussion of the risks resulting from the change in its business expo model.

Response:  Complied with. We have provided the requested risk factor.

Use of Proceeds, page 14

7.   Refer to prior comment 14. Disclosure in the first sentence that net proceeds are estimated to be $6.2 million is inconsistent with the tabular data showing estimated net proceeds of $6.3 million. Similarly, disclosure in the liquidity and capital resources subsection on page 16 that ValueRich plans to raise $6.3 in the offering is inconsistent with disclosure here that net proceeds are estimated to be $6.2 million. Please reconcile the disclosures of net proceeds throughout the registration statement to ensure that they are consistent.

Response:  Complied with. We have reconciled the net proceeds disclosures to be consistent throughout the registration statement.

Management’s Discussion and Analysis or Plan of Operations, page 14

8.   Refer to prior comment 17. Disclosure in this section’s third paragraph that ValueRich will use “large-scale” financial events to accomplish its corporate mission appears inconsistent with disclosures on page 15 that ValueRich changed its business expo model because management realized after the 2005 expo that its exhibiting companies would receive greater value and self-promoting effectiveness if future events were “much smaller.” Please reconcile the disclosures.

Response:  Complied with. We have removed the term “large-scale” to describe our corporate mission.

United States Securities and
Exchange Commission
November 13, 2006

Our Business, page 17

9.   Disclosure that ValueRich’s business is “not subject to any existing or probable government regulations or approvals” appears inconsistent with disclosures elsewhere, including the first risk factor. Please reconcile the disclosures.

Response:  Complied with. We have deleted this disclosure.

Shares Eligible for Future Sale, page 28

10.   Disclosures in this section’s last paragraph and in exhibit 4.06 that the lock-up expires in all cases on the first day of the third year after the date of this prospectus are inconsistent with disclosure in section 4(c)(v) of exhibit 1.01 that the lock-up expires in all cases on the first day of the fifth year after the date of this prospectus. Please reconcile the disclosures.

Response:  Complied with. We have revised exhibit 1.01, the Underwriting Agreement, to correctly reflect the terms of the Lock-up Agreement as previously disclosed to state that the lock-up expires in all cases on the first day of the third year after the date of this prospectus.

Financial Statements
Consolidated Balance Sheets, page F-4

11.   Please correct total assets at June 30, 2006 as reflected in your consolidated balance sheet.

Response:  Complied with. We have corrected the total assets at June 30, 2006 as reflected in the consolidated balance sheet.

Consolidated Statements of Operations, page F-5

12.   We note your reclassification of “stock issuance expense” into net operating loss. Please revise your financial statements to include or identify these items with the operating expenses to which they relate rather than presenting them based on the nature of consideration (i.e. stock).

Response:  Complied with. We have revised the financial statements to identify stock issuance expenses with the operating expenses to which they relate.

United States Securities and
Exchange Commission
November 13, 2006

Note 2 - Summary of Significant Accounting Policies, Earnings (Loss) Per Share, page F-8

13.   We note your response to prior comment 31, however it does not appear to us that you have revised the disclosures in your footnote. Please revise note 2 to properly calculate and present your loss per share calculations based on the weighted average number of shares outstanding for each period rather than the shares outstanding at the end of the period as required by SFAS 128.

Response:  Complied with. We have revised the disclosures in footnote 2 to properly calculate and present the loss per share calculations based on the weighted average number of shares outstanding for each period.

Note 3 - Accounts Receivable, page F-11

14.   Based on your response to prior comment 34, it appears to us that you should delete the reference to EITF 00-21.

Response:  Complied with. We have deleted the reference to EITF 00-21.

Note 5 - Stock Transactions, page F-11

15.   We note the analysis of your recent stock transactions. Please identify the related parties, if any.

Response:  Complied with. Please see the attached Exhibit A for an updated analysis of recent stock transactions identifying related parties.

Note 11 - Warrants, page F-15

16.   Disclose the significant assumptions you used to value the warrants you granted during 2006.

Response:  Complied with. We have disclosed the significant assumptions used to value the warrants granted during 2006.

Other Expenses of Issuances and Distribution, page II-1

17.   Since this is a primary offering and not a secondary offering, please delete the reference to “the selling shareholders.”

Response:  Complied with. We have deleted the reference to the selling shareholders.

United States Securities and
Exchange Commission
November 13, 2006

Undertakings, page II-4

18.   Since this is an offering not being made in reliance on Rule 430A or Rule 430B of Regulation C under the Securities Act, include the undertaking required by Item 512(g)(2) of Regulation S-B.

Response:  Complied with. We have included the undertaking required by Item 512(g)(2) of Regulation S-B.

Signatures, page II-5

19.   We note your revised disclosure in response to prior comment 42 by identifying the principal executive officer. However, please note that the comment and form require that the principal accounting officer sign. Please identify which signing officer is the principal accounting officer.

Response:  Complied with. We have included the signature of Michael J. Chalhub identifying him as the Controller (principal accounting officer).

Exhibit 1.01

20.   Refer to prior comment 45. As drafted, revised section 7(c)(i) of exhibit 1.01 is unclear that the market out provision would be exercised only upon the occurrence of a material, adverse event affecting the issuer that materially impairs the investment quality of the offered securities. See the Division of Market Regulation’s no-action letter to The First Boston Corporation, publicly available September 3, 1985, and revise. For example, please note the following example of a standard termination provision: any change, or any development or event involving a prospective change, in the condition (financial or otherwise), business, properties or results of operations...which, individually or in the aggregate, in the judgment of…the Underwriters...is material and adverse and makes it impractical or inadvisable to proceed with completion of the public offering.

Response:  Complied with. We have further amended the termination provision in the Underwriting Agreement attached as Exhibit 1.01.

Please feel free to call me at (561) 237-0804 if you have any questions. Thank you.

Sincerely,

/s/ Hank Gracin
Hank Gracin

HG:ckg
Enclosures

cc: ValueRich, Inc.

Exhibit A

VALUERICH, INC.

NOTE: The following table reflects ONLY those shares issued and/or those warrants granted during the twelve (12) months ending December 31, 2005 and for the six (6) months ending June 30, 2006. It should be noted that some of the Participants listed below may hold other shares and/or warrants that were issued prior to fiscal year 2005. Finally, although there may be dates of investment prior to fiscal year 2005, the actual issuance of stock and/or warrants occurred during fiscal year 2005 or 2006.

[1] The following shares are attributable to the conversion of debt.

[2] The following shares are attributable to the accrued interest on that portion of the debt that was converted.

[3] The following shares are attributable to a penalty imposed on the Company by the debt holder if the Company was shares were not trading in the public sector as of 10/1/04.

[4] The following shares are attributable to a penalty imposed on the Company by the debt holder if the Company was shares were not trading in the public sector as of 12/31/04.

(b)	(a)	(f)	(g)	(j)	(h)	(i)	(d)	(c)	
Name of Participant	Date of Investment	Aggregate Consideration	Shares of Common Stock	Value of Common Stock	Warrants	Warrant Exercise Price	# of PPMs	Relationship	RELATED Party or Non-related Party
Alan Sosner	04/09/05	$ 150	6,000	$ 0.25	-	$ -	-	Investor	Non-related
Alan Sosner	06/06/05	$ 200	8,000	$ 0.25	-	$ -	-	Investor	Non-related
Andrew Barclay	03/06/06	$ 25,200	18,000	$ 1.40	18,000	$ 2.00	1	Investor	Non-related
Ashley Sosner	-	$ -	50,000	$ 0.25	-	$ -	-	Employee	RELATED
Atlas Capital Management	02/27/06	$ 151,200	108,000	$ 1.40	108,000	$ 2.00	1	Investor	Non-related
Bank Vontobel AG	12/17/04	$ 25,000 [1]	16,667	$ 1.50	-	$ -	1	Investor	Non-related
Bank Vontobel AG	05/12/06	$ 2,149 [2]	1,433	$ 1.50	-	$ -	1	Investor	Non-related
Bank Vontobel AG	10/01/04	$ - [3]	1,667	$ 1.50	-	$ -	1	Investor	Non-related
Bank Vontobel AG	12/31/04	$ - [4]	2,501	$ 1.50	-	$ -	1	Investor	Non-related
Brandy Stephenson	-	$ -	20,000	$ 0.25	-	$ -	-	Former Employee	RELATED
Cameron Associates	08/10/05	$ 500	50,000	$ 0.01	-	$ -	-	Consultant	Non-related
Cheetah Limited	-	$ -	50,000	$ 1.40	-	$ -	-	Consultant	Non-related
David Napoli	04/24/06	$ 50,400	36,000	$ 1.40	36,000	$ 2.00	1	Investor	Non-related
David Roberts	02/21/06	$ 25,200	18,000	$ 1.40	18,000	$ 2.00	1	Investor	Non-related
David Roeder	-	$ -	280,000	$ 0.25	-	$ -	-	Employee	RELATED
David Willson	-	$ -	160,000	$ 0.25	-	$ -	-	Employee	RELATED
Derrick Tuite	03/29/06	$ 25,200	18,000	$ 1.40	18,000	$ 2.00	1	Investor	Non-related
Doug Maxwell	-	$ -	50,000	$ 1.40	-	$ -	-	Investor	Non-related
Dr. Doug Zmolek	01/26/05	$ 12,500 [1]	8,334	$ 1.50	8,334	$ 2.00	1	Investor	Non-related
Dr. Doug Zmolek	05/02/06	$ 947 [2]	632	$ 1.50	-	$ -	1	Investor	Non-related
Dr. Doug Zmolek	10/01/04	$ - [3]	834	$ 1.50	-	$ -	1	Investor	Non-related
Dr. Doug Zmolek	12/31/04	$ - [4]	1,250	$ 1.50	-	$ -	1	Investor	Non-related
Ella Lee Neal Hart	03/07/05	$ 12,500 [1]	8,334	$ 1.50	8,334	$ 2.00	2	Investor	Non-related
Ella Lee Neal Hart	05/17/06	$ 897 [2]	599	$ 1.50	-	$ -	2	Investor	Non-related
Ella Lee Neal Hart	10/01/04	$ - [3]	834	$ 1.50	-	$ -	2	Investor	Non-related
Ella Lee Neal Hart	12/31/04	$ - [4]	1,250	$ 1.50	-	$ -	2	Investor	Non-related
Ella Lee Neal Hart	05/17/06	$ 60,000	42,857	$ 1.40	42,857	$ 2.00	2	Investor	Non-related
Gary Parson***	02/23/06	$ 25,200	18,000	$ 1.40	18,000	$ 2.00	1	Investor	Non-related
Goran Blom	01/26/06	$ 25,200	18,000	$ 1.40	18,000	$ 2.00	1	Investor	Non-related
Gregg Lowenstein	-	$ -	50,000	$ 0.25	-	$ -	-	Employee	RELATED
Hans Wiegand	05/12/06	$ 25,000	17,858	$ 1.40	17,857	$ 2.00	1	Investor	Non-related
Herman Palmero	01/31/06	$ 50,400	36,000	$ 1.40	36,000	$ 2.00	1	Investor	Non-related
Jeff Grossman	08/15/04	$ 50,000 [1]	33,334	$ 1.50	20,000	$ 1.00	1	Investor	Non-related
Jeff Grossman	05/09/06	$ 5,203 [2]	3,468	$ 1.50	-	$ -	1	Investor	Non-related
Jeff Grossman	10/01/04	$ - [3]	3,334	$ 1.50	-	$ -	1	Investor	Non-related
Jeff Grossman	12/31/04	$ - [4]	5,002	$ 1.50	-	$ -	1	Investor	Non-related

Page 1 of 3

VALUERICH, INC.

NOTE: The following table reflects ONLY those shares issued and/or those warrants granted during the twelve (12) months ending December 31, 2005 and for the six (6) months ending June 30, 2006. It should be noted that some of the Participants listed below may hold other shares and/or warrants that were issued prior to fiscal year 2005. Finally, although there may be dates of investment prior to fiscal year 2005, the actual issuance of stock and/or warrants occurred during fiscal year 2005 or 2006.

[1] The following shares are attributable to the conversion of debt.

[2] The following shares are attributable to the accrued interest on that portion of the debt that was converted.

[3] The following shares are attributable to a penalty imposed on the Company by the debt holder if the Company was shares were not trading in the public sector as of 10/1/04.

[4] The following shares are attributable to a penalty imposed on the Company by the debt holder if the Company was shares were not trading in the public sector as of 12/31/04.

(b)	(a)	(f)	(g)	(j)	(h)	(i)	(d)	(c)	
Name of Participant	Date of Investment	Aggregate Consideration	Shares of Common Stock	Value of Common Stock	Warrants	Warrant Exercise Price	# of PPMs	Relationship	RELATED Party or Non-related Party
Jeffrey Benton	12/28/05	$ 25,200	18,000	$ 1.40	18,000	$ 2.00	1	Investor	Non-related
Joakim Ahlman	01/26/06	$ 25,200	18,000	$ 1.40	18,000	$ 2.00	1	Investor	Non-related
Johan Lefwander	12/27/04	$ 25,000 [1]	16,667	$ 1.50	-	$ -	1	Investor	Non-related
Johan Lefwander	05/04/06	$ 2,026 [2]	1,351	$ 1.50	-	$ -	1	Investor	Non-related
Johan Lefwander	10/01/04	$ - [3]	1,667	$ 1.50	-	$ -	1	Investor	Non-related
Johan Lefwander	12/31/04	$ - [4]	2,501	$ 1.50	-	$ -	1	Investor	Non-related
John Kenyon	01/31/06	$ 25,200	36,000	$ 1.40	36,000	$ 2.00	1	Investor	Non-related
John Kenyon	04/04/06	$ 50,400	18,000	$ 1.40	18,000	$ 2.00	1	Investor	Non-related
Jon Spradley	-	$ -	20,000	$ 0.25	-	$ -	-	Employee	RELATED
Joop Kansen	02/10/06	$ 100,800	72,000	$ 1.40	72,000	$ 2.00	1	Investor	Non-related
Joseph Schum	04/07/05	$ 12,500 [1]	8,334	$ 1.50	8,334	$ 2.00	1	Investor	Non-related
Joseph Schum	04/26/06	$ 789 [2]	526	$ 1.50	-	$ -	1	Investor	Non-related
Joseph Schum	10/01/04	$ - [3]	834	$ 1.50	-	$ -	1	Investor	Non-related
Joseph Schum	12/31/04	$ - [4]	1,250	$ 1.50	-	$ -	1	Investor	Non-related
Ketil Skorstad	-	$ -	-	$ -	70,000	$ 2.00	-	Consultant	Non-related
LAH, Inc.	07/01/06	$ 25,000 [1]	16,667	$ 1.50	16,667	$ 2.00	1	Investor	Non-related
LAH, Inc.	07/01/06	$ 2,425 [2]	1,617	$ 1.50	-	$ -	1	Investor	Non-related
LAH, Inc.	10/01/04	$ - [3]	1,667	$ 1.50	-	$ -	1	Investor	Non-related
LAH, Inc.	12/31/04	$ - [4]	2,501	$ 1.50	-	$ -	1	Investor	Non-related
Lam Yoke Mei	12/27/05	$ 50,400	36,000	$ 1.40	36,000	$ 2.00	1	Investor	Non-related
Lance McCoy	-	$ -	5,000	$ 0.25	-	$ -	-	Employee	RELATED
Lap Keung Wong	12/27/05	$ 50,400	36,000	$ 1.40	36,000	$ 2.00	1	Investor	Non-related
Magnus Malm	01/26/06	$ 25,200	18,000	$ 1.40	18,000	$ 2.00	1	Investor	Non-related
Mark Guerrera	05/06/05	$ 12,500 [1]	8,334	$ 1.50	8,334	$ 2.00	2	Investor	Non-related
Mark Guerrera	04/19/06	$ 715 [2]	477	$ 1.50	-	$ -	2	Investor	Non-related
Mark Guerrera	10/01/04	$ - [3]	834	$ 1.50	-	$ -	2	Investor	Non-related
Mark Guerrera	12/31/04	$ - [4]	1,250	$ 1.50	-	$ -	2	Investor	Non-related
Mark Guerrera	02/23/06	$ 12,600	9,000	$ 1.40	9,000	$ 2.00	2	Investor	Non-related
Peter Backman & Annie Christopher	02/21/06	$ 100,800	72,000	$ 1.40	72,000	$ 2.00	1	Investor	Non-related
Randy Kitzhaber	12/16/04	$ 12,500 [1]	8,334	$ 1.50	-	$ -	1	Investor	Non-related
Randy Kitzhaber	05/02/06	$ 1,032 [2]	688	$ 1.50	-	$ -	2	Investor	Non-related
Randy Kitzhaber	10/01/04	$ - [3]	834	$ 1.50	-	$ -	2	Investor	Non-related
Randy Kitzhaber	12/31/04	$ - [4]	1,250	$ 1.50	-	$ -	2	Investor	Non-related
Randy Kitzhaber	02/15/06	$ 12,600	9,000	$ 1.40	9,000	$ 2.00	2	Investor	Non-related
Robert Blount	01/25/06	$ 12,600	9,000	$ 1.40	9,000	$ 2.00	1	Investor	Non-related
Robert Eliis Beavis	05/15/06	$ 50,000	35,715	$ 1.40	35,714	$ 2.00	1	Investor	Non-related

Page 2 of 3

VALUERICH, INC.

NOTE: The following table reflects ONLY those shares issued and/or those warrants granted during the twelve (12) months ending December 31, 2005 and for the six (6) months ending June 30, 2006. It should be noted that some of the Participants listed below may hold other shares and/or warrants that were issued prior to fiscal year 2005. Finally, although there may be dates of investment prior to fiscal year 2005, the actual issuance of stock and/or warrants occurred during fiscal year 2005 or 2006.

[1] The following shares are attributable to the conversion of debt.

[2] The following shares are attributable to the accrued interest on that portion of the debt that was converted.

[3] The following shares are attributable to a penalty imposed on the Company by the debt holder if the Company was shares were not trading in the public sector as of 10/1/04.

[4] The following shares are attributable to a penalty imposed on the Company by the debt holder if the Company was shares were not trading in the public sector as of 12/31/04.

(b)	(a)	(f)	(g)	(j)	(h)	(i)	(d)	(c)	
Name of Participant	**Date of Investment**	**Aggregate Consideration**	**Shares of Common Stock**	**Value of Common Stock**	**Warrants**	**Warrant Exercise Price**	**# of PPMs**	**Relationship**	**RELATED Party or Non-related Party**
Robert Hall	02/14/06	$ 100,800	72,000	$ 1.40	72,000	$ 2.00	1	Investor	Non-related
SMW Capital Group L.P.	04/29/05	$ 25,000 [1]	16,667	$ 1.50	16,667	$ 2.00	1	Investor	Non-related
SMW Capital Group L.P.	05/23/06	$ 1,599 [2]	1,065	$ 1.50	-	$ -	1	Investor	Non-related
SMW Capital Group L.P.	10/01/04	$ - [3]	1,667	$ 1.50	-	$ -	1	Investor	Non-related
SMW Capital Group L.P.	12/31/04	$ - [4]	2,501	$ 1.50	-	$ -	1	Investor	Non-related
Spencer Trading	-	$ -	-	$ -	25,000	$ 1.41	-	Investor	Non-related
Spencer Trading	-	$ -	-	$ -	30,000	$ 2.00	-	Investor	Non-related
Steve Hill	05/15/06	$ 50,000	35,715	$ 1.40	35,714	$ 2.00	1	Investor	Non-related
Trinity Financing Investments Corp.	03/09/06	$ 12,600	9,000	$ 1.40	9,000	$ 2.00	1	Investor	Non-related
Venture Investments & Capital	11/18/04	$ 37,500 [1]	25,000	$ 1.50	-	$ -	2	Investor	Non-related
Venture Investments & Capital	05/09/06	$ 3,310 [2]	2,208	$ 1.50	-	$ -	2	Investor	Non-related
Venture Investments & Capital	10/01/04	$ - [3]	2,500	$ 1.50	-	$ -	2	Investor	Non-related
Venture Investments & Capital	12/31/04	$ - [4]	3,751	$ 1.50	-	$ -	2	Investor	Non-related
Venture Investments & Capital	11/01/05	$ 151,200	108,000	$ 1.40	108,000	$ 2.00	2	Investor	Non-related
Vision Opporunity Master Fund	05/25/06	$ 500,000	357,143	$ 1.40	357,143	$ 2.00	-	Investor	Non-related
Vision Opporunity Master Fund	05/25/06	$ -	-	$ -	357,143	$ 1.70	-	Investor	Non-related
Vision Opporunity Master Fund	06/29/06	$ 150,000	107,143	$ 1.40	107,143	$ 2.00	-	Investor	Non-related
Vision Opporunity Master Fund	06/29/06	$ -	-	$ -	107,143	$ 1.70	-	Investor	Non-related
Wesley Neal	-	$ 333	13,334	$ 0.25	-	$ -	2	Investor	Non-related
Wesley Neal	04/21/05	$ 20,000 [1]	13,333	$ 1.50	13,333	$ 2.00	2	Investor	Non-related
Wesley Neal	05/17/06	$ 1,289 [2]	860	$ 1.50	-	$ -	2	Investor	Non-related
Wesley Neal	10/01/04	$ - [3]	1,333	$ 1.50	-	$ -	2	Investor	Non-related
Wesley Neal	12/31/04	$ - [4]	2,001	$ 1.50	-	$ -	2	Investor	Non-related
Wesley Neal	05/17/06	$ 15,000	10,714	$ 1.40	10,714	$ 2.00	2	Investor	Non-related
William Millar	05/12/06	$ 22,292	15,923	$ 1.40	15,923	$ 2.00	2	Investor	Non-related
		$ 2,299,856	**2,435,344**		**2,122,354**				

Page 3 of 3